============================================================


                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                             --------------------

                                  SCHEDULE TO

                              (Amendment No. 50)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                          WILLAMETTE INDUSTRIES, INC.
                      (Name of Subject Company (Issuer))

                            COMPANY HOLDINGS, INC.
                             WEYERHAEUSER COMPANY

                     (Names of Filing Persons -- Offerors)

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
                        (Title of Class of Securities)

                                   969133107
                     (CUSIP Number of Class of Securities)

                             Robert A. Dowdy, Esq.
                             Weyerhaeuser Company
                         Federal Way, Washington 98063
                           Telephone: (253) 924-2345

      (Name, Address and Telephone Number of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                                   Copy to:

                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                           New York, New York 10019
                           Telephone: (212) 474-1000

         ============================================================

                                  SCHEDULE TO

          This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or "Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), and
(2) unless and until validly redeemed by the Board of Directors of Willamette, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of Willamette (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between Willamette and Mellon Investor Services LLC (f/k/a ChaseMellon Shareholder Services, L.L.C.), as Rights Agent, at a price of $50.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, the Supplement thereto dated May 7, 2001 (the "Supplement") and in the related revised Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

          Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase, the Supplement and the Schedule TO.

Item 11.  Additional Information.

          On July 16, 2001, Weyerhaeuser issued a press release regarding the Offer and Willamette's 2001 annual meeting of shareholders. The text of the press release is filed as Exhibit (a)(5)(ZZ) hereto.

Item 12.   Exhibits.

(a)(5)(ZZ) Press release dated July 16, 2001, issued by Weyerhaeuser Company.

                                  SIGNATURES

          After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

                                        COMPANY HOLDINGS, INC.,

                                           by /s/ STEVEN R. ROGEL
                                              --------------------------------
                                              Name:  Steven R. Rogel
                                              Title: President


                                        WEYERHAEUSER COMPANY,

                                           by /s/ STEVEN R. ROGEL
                                              --------------------------------
                                              Name:  Steven R. Rogel
                                              Title: President and Chief
                                                     Executive Officer

          Dated: July 16, 2001

                                 Exhibit Index

Exhibit                     Description
-------                     -----------
(a)(5)(ZZ)                  Press release dated July 16, 2001, issued by
                            Weyerhaeuser Company.

                                                            Exhibit (a)(5)(ZZ)

                                                   [Weyerhaeuser Company logo]

NEWS RELEASE

For Immediate Release

                   WEYERHAEUSER RECEIVES FINAL CERTIFICATION
                        OF WILLAMETTE SHAREHOLDER VOTE

FEDERAL WAY, Wash., July 16, 2001 - Weyerhaeuser Company (NYSE: WY) today announced that the independent inspectors of election have certified the voting results from the 2001 annual meeting of shareholders of Willamette Industries, Inc. (NYSE: WLL). The shareholders of Willamette have elected Weyerhaeuser's slate of nominees, Evelyn Cruz Sroufe, Robert C. Lane and Thomas M. Luthy, to serve on Willamette's board of directors.

The Weyerhaeuser slate was elected with the support of approximately 51 percent of the total shares voting for either slate. Based on Weyerhaeuser's analysis, Weyerhaeuser believes that more than 80 percent of the shares held by "unaffiliated" Willamette shareholders voting in the election were voted in favor of the Weyerhaeuser nominees.

Weyerhaeuser believes that these results include well over one million shares that appear to have been improperly voted for Willamette.

Steven R. Rogel, Weyerhaeuser chairman, president and chief executive officer, said, "As we stated when the preliminary vote results were announced, we believe the outcome of this election provides a clear directive to Willamette. Willamette's shareholders, the owners of the company, have elected the Weyerhaeuser nominees to encourage Willamette to enter into negotiations with Weyerhaeuser immediately in order to maximize the value of their investment.

"We remain focused on creating the premier forest products company headquartered in the Pacific Northwest while generating value for both Weyerhaeuser and Willamette shareholders," Rogel added.






                                    -more-

IMPORTANT INFORMATION

Company Holdings, Inc. ("CHI"), a wholly owned subsidiary of Weyerhaeuser Company, has commenced a tender offer for all the outstanding shares of common stock of Willamette Industries, Inc. at $50.00 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on August 15, 2001. CHI may extend the offer. If the offer is extended, CHI will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the first business day following the date the offer was scheduled to expire.

Weyerhaeuser Company, one of the world's largest integrated forest products companies, was incorporated in 1900. In 2000, sales were $16 billion. It has offices or operations in 17 countries, with customers worldwide. Weyerhaeuser is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate construction, development and related activities. Additional information about Weyerhaeuser's businesses, products and practices is available at www.weyerhaeuser.com.

Today's news release, along with other news about Weyerhaeuser, is available on the Internet at www.weyerhaeuser.com.

Weyerhaeuser contacts:

      ANALYSTS                                               MEDIA
      Kathryn McAuley       Joele Frank / Jeremy Zweig       Bruce Amundson
      Weyerhaeuser          Joele Frank, Wilkinson           Weyerhaeuser
      (253) 924-2058        Brimmer Katcher                  (253) 924-3047
                            (212) 355-4449